PROSPECTUS SUPPLEMENT No. 2	Filed Pursuant to Rule 424(b)(7)
(To Prospectus Dated May 1, 2007)	Registration No. 333-142532
$400,000,000
1.50% SENIOR EXCHANGEABLE NOTES DUE 2026
of
SESI, L.L.C.
Unconditionally Guaranteed by Superior Energy Services, Inc.

     The following supplements the prospectus dated May 1, 2007, as supplemented by the prospectus supplement dated May 31, 2007 (the “prospectus”), relating to the offering for resale of $400,000,000 aggregate principal amount of 1.50% Senior Exchangeable Notes due 2026 of SESI, L.L.C. (“SESI”) we sold in a private placement on December 12, 2006 and the common shares of SESI’s parent company, Superior Energy Services, Inc. (“Superior Energy”), issuable upon exchange or repurchase of the notes.
     This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the prospectus. This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus.
     Superior Energy’s common stock is listed on the New York Stock Exchange under the symbol “SPN.” The last reported sale price of Superior Energy’s common stock on the New York Stock Exchange on July 17, 2007 was $39.48 per share.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.
     See “Risk Factors” beginning on page 6 of the prospectus for a discussion of certain risks that you should consider in connection with an investment in securities offered by this prospectus supplement.
The date of this prospectus supplement is July 18, 2007.

SELLING SECURITY HOLDERS
     The information set forth in the following table supplements the information appearing under the heading “Selling Security Holders” in the prospectus. None of the selling security holders named below has, within the past three years, held any position or office with us or any of our predecessors or affiliates, or had any other material relationship with us or any of our predecessors or affiliates, except as noted below. To our knowledge, no selling security holder named below who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.
     The following table is based solely on the information provided to us by the selling security holders on or before July 17, 2007. Additional selling security holders may choose to sell securities from time to time upon notice to us.
     The information appearing under the heading “Selling Security Holders” in the prospectus is hereby supplemented by adding the information below with respect to selling security holders not previously listed in the prospectus. To the extent that a selling security holder is listed in both the table below and in the table appearing in the prospectus, the information set forth below regarding the selling security holder replaces and supersedes the information in the prospectus..

						No. of
						Shares of
	Principal		Principal		No. of Shares	Superior
	Amount of		Amount of	No. of Shares of	of Superior	Energy
	Notes	% of Notes	Notes Being	Superior Energy	Energy Common	Common Stock
	Beneficially	Beneficially	Offered	Common Stock	Stock Being	Held After
Name	Owned ($)	Owned	($)(1)	Owned (2)(3)	Offered (1)(3)	Offering (1)
ADI Alternative Investments	8,500,000	2.13%	8,500,000	186,501	186,501	0

ADI Alternative Investments c/o Casam ADi CB Arbitrage	3,000,000	*	3,000,000	65,824	65,824	0

ADI Alternative Investments c/o Kallista Master Fund Limited	6,000,000	1.50%	6,000,000	131,648	131,648	0

AIP Convertible Arbitrage Fund of a Series of Underlying Fund Trust(4)	1,000,000	*	1,000,000	21,941	21,941	0

Delta Airlines Master Trust(5)	350,000	*	350,000	7,679	7,679	0

Topaz Fund(6)	250,000	*	250,000	5,485	5,485	0

*	Less than 1%.

(1)	Because the selling security holder may sell pursuant to this prospectus supplement all or a portion of the offered notes, and common stock issuable upon exchange of the notes, we cannot know or estimate the number or percentage of notes and common stock that the selling security holder will hold upon the termination of any particular offering. The information presented assumes that the selling security holder will sell all of the notes or common stock issued upon exchange of the notes.

(2)	In calculating the number of shares of Superior Energy common stock owned, we treated as outstanding the number of Superior Energy common shares issuable upon exchange of all of that particular holder’s notes in accordance with the applicable referenced exchange rates.

(3)	Includes Superior Energy common shares issuable upon exchange of the notes based on the initial exchange rate of 21.9414 common shares per $1,000 principal amount of the notes. However, the exchange rate is subject to adjustment as described under the heading “Description of the Notes — Exchange Rate Adjustments” in the prospectus. As a result, the number of common shares issuable upon exchange of the notes may increase or decrease in the future.

(4)	AIP Convertible Arbitrage Fund of a Series of Underlying Fund Trust has indicated that its managing member is Alternative Investment Partners, LLC located at 54 Kelsey Ridge Rd., Freeport, ME 04032 or at 142 Hard Scrabble Lake Dr., Chappaqua, NY 10511.

(5)	Delta Airlines Master Trust is an investment or hedge fund and Nick Calamos CIO and Calamos Advisors LLC have or share voting power or investment power over the securities.

(6)	Topaz Fund has identified itself as an affiliate of SG Americas Securities LLC, a broker-dealer registered pursuant to Section 15 of the Exchange Act. Topaz Fund acquired the securities in the ordinary course of business. Topaz Fund is an investment or hedge fund and Robert Marx, director, has or shares voting or investment power over the securities.
PLAN OF DISTRIBUTION
     The following supplements the information appearing under the heading “Plan of Distribution” in the prospectus. The additional selling security holders and any underwriters, broker-dealers or agents who participate in the distribution of the securities offered by the prospectus, as supplemented hereby, may be “underwriters” within the meaning of the Securities Act. To the extent any of the selling security holders are broker-dealers, they are, under the interpretation of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act. Topaz Fund has represented to us that it is an affiliate of a broker-dealer. Any profits on the sale of the notes and the common stock issuable upon the exchange of the notes by such selling security holder and any discounts, commissions or concessions received by such broker-dealer may be deemed to be underwriting discounts and “underwriters” within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If such selling security holder is deemed to be an underwriter, it may be subject to certain statutory liabilities of the Securities Act and the Exchange Act.